Exhibit 99.24

GLENCORE AG

November 16, 2009

Douglas Newby

Poly Met Mining Inc.

6500 Country Road 666

Hoyt Lakes, Minnesota

Re:	Amendment Letter No. 11 Relating to Purchase Agreement

Dear Douglas,

Reference is made to the Purchase Agreement dated October 31, 2008 by and among Poly Met Mining Inc., as issuer (the “Issuer”), PolyMet Mining Corp., as parent guarantor (the “Company”), and Glencore AG, as purchaser (the “Purchaser”), as amended by letter agreement dated November 28, 2008, and as further amended by Amendment Letter No. 2, dated December 12, 2008, and as further amended by Amendment Letter No. 3, dated December 19, 2008, and as further amended by Amendment Letter No. 4, dated January 30, 2009, and as further amended by Amendment Letter No. 5, dated February 24, 2009, and as further amended by Amendment Letter No. 6, dated March 30, 2009, and as further amended by Amendment Letter No. 7, dated April 28, 2009, and as further amended by Amendment Letter No. 8, dated July 4, 2009 and as further amended by Amendment No, 9, dated August 31, 2009, and as further amended by Amendment Letter No. 10, dated October 20, 2009 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

In consideration of the Purchaser’s additional equity investment in the Issuer, he Issuer, the Company and the Purchaser hereby agree to amend the Exchange Warrant, effective as of the date of receipt of the Exchange Approvals (as defined below) as follows notwithstanding any contrary provision therein:

1.	The Exercise Price for the Exchange Warrant with respect to the Tranche E Debenture shall be equal to the principal amount of the Tranche E Debenture on the exercise date divided by two dollars and sixty five cents in United States currency (US$2.65), subject to adjustment as provided in the Exchange Warrant (it being understood and agreed that the Exercise Price for the Exchange Warrant with respect to each of the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture shall continue to be equal to the principal amount of the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture or Tranche D Debenture, as the case may be, on the exercise date divided by four dollars in United States currency (US$4.00), subject to adjustment as provided in the Exchange Warrant.)

Except as specifically amended hereby, the Exchange Warrant shall remain in full force and effect.

Upon execution hereof, the Company and the Issuer shall forthwith seek written approval of the Toronto Stock Exchange for the amendments contemplated by paragraph 1 of this letter agreement (the “Exchange Approvals”). The parties acknowledge this letter agreement shall become effective only upon receipt of the Exchange Approvals. If the Exchange Approvals are not received within ten (10) business days after the date hereof, this letter agreement shall automatically become null and void and terminate without further notice or action by the parties of any kind.

For the avoidance of doubt, in case of any inconsistency as between this letter agreement and the Purchase Agreement, the terms of this letter agreement shall prevail.

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This letter agreement is an integral part of the Purchase Agreement.

Best Regards, /s/ Lotti Grenacher /s/ Stefan Peter

GLENCORE AG

ACKNOWLEDGED AND AGREED TO AS OF

THIS 16th DAY OF NOVEMBER, 2009:

POLY MET MINING, INC.

By:	/s/ Douglas Newby
Name:	Douglas Newby
Title:	CFO

POLYMET MINING CORP.

By:	/s/ Douglas Newby
Name:	Douglas Newby
Title:	CFO